Exhibit 99.1

Hudson Provides COVID-19 Business Update

East Rutherford, NJ – April 23, 2020 – Hudson (NYSE: HUD), a North American travel experience leader with more than 1,000 stores in airports, commuter hubs, landmarks and tourist destinations, today announced several updates and actions related to the Coronavirus disease 2019 (“COVID-19”) pandemic.

COVID-19-related concerns, event cancellations, and business and government-imposed restrictions have led to a significant decrease in passenger travel, which has resulted in sharply reduced customer traffic and spending across Hudson’s retail stores in North America.

In order to preserve liquidity, the Company has taken the following actions:
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Temporarily closing more than 700 of its stores in airports, commuter hubs, landmark, and tourist locations as of April 22, 2020.
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Reducing a majority of its workforce through furloughs and lay-offs of both field service and support team members. Furloughed employees will receive health benefits for at least 60 days, with Hudson funding 100% of employees’ health premiums.
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Decreasing staffing and store hours in certain locations that have remained open.
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Reached agreements with many landlords to abate or defer rents and other payments; continue to work with the remaining landlords and are highly confident a satisfactory agreement will be reached with most.
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Implementing salary reductions for corporate team members and field leadership.
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Reducing capital spend to minimal levels.
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Managing inventory tightly to better align with lower sales levels and reducing working capital needs.
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Reducing all operating expenses to minimal levels.

In addition, to help minimize exposure to and the spread of COVID-19, the Company has taken a number of proactive steps, including: adhering to guidance provided by the U.S. Centers for Disease Control and Prevention (“CDC”) and local, state and federal health officials; equipping stores and warehouses with necessary supplies for enhanced cleaning protocol and personal protection; implementing standardized measures and procedures in stores and offices to advocate social distancing to the fullest extent possible; activating its Emergency Response Team to assess and address potential exposure throughout the Company; and enabling the majority of its corporate support team to work remotely. The Company is also continuing to assess its potential eligibility for any governmental grants or programs.

“During these unprecedented global market conditions, our top priority is the health and well-being of our team members, partners, customers and communities, as well as the fiscal health of our business,” stated Roger Fordyce, CEO of Hudson. “In light of the challenges we are facing, we are making the difficult decisions to adjust our store operations and reduce our workforce, while also implementing significant cost reductions across the Company. The actions we are taking to aggressively manage our expenses, working capital and capital expenditures are intended to preserve our short and long-term financial health while also ensuring we are ready to rebuild and welcome back our furloughed employees, so that we may re-open our stores as soon as conditions permit.”

As of March 31, 2020, Hudson had sufficient liquidity comprised of cash and cash equivalents to meet its near-term liquidity needs.

Due to the very rapid and severe downturn in travel that commenced in the last two weeks of March, Hudson is withdrawing all financial guidance provided on March 11, 2020 in its fourth quarter and full year 2019 earnings call.

For the first quarter ended March 31, 2020, the Company now expects to report that:
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Net sales decreased by 23.4% to $332.8 million from the year-ago period of $434.6 million.
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Like-for-like sales decreased by 22.5% from the year-ago period.

The foregoing represents preliminary estimates for the quarter ended March 31, 2020, derived from our internal records and based on the most current information available to management. Preliminary results may differ materially from actual results. Preliminary estimates of revenue measures should also not be taken to be indicative of expected profitability measures.

As the COVID-19 pandemic is complex and evolving rapidly, Hudson is continuing to closely monitor ongoing developments and respond accordingly, and will provide a further business update as part of its first quarter earnings announcement. The Company anticipates a 30 to 60 day delay in reporting its first quarter results in order to allow additional time to prepare its financial statements, due to the need to conduct supplementary financial procedures and clarify certain accounting treatment related to the significant change in business conditions caused by the COVID-19 pandemic.

Mr. Fordyce concluded, “We are extremely grateful to our employees and business partners who are helping us navigate these challenging times. Above all, we extend our heartfelt appreciation to our frontline team members who continue to serve travelers, including essential workers such as healthcare professionals and airport and commuter hub personnel, in stores that remain open. While the effects of this global health crisis are unprecedented, the Company and our management team have overcome severe business downturns in the past. With the ongoing support of our employees, customers and business partners, we are well positioned to resume normal operations as business conditions stabilize and eventually improve. Though we cannot predict when operations will resume, we remain confident in the long-term strength of our business model and the resiliency of the travel retail industry.”

Website Information
We routinely post important information for investors on the Investor Relations section of our website, investors.hudsongroup.com. We intend to use this website as a means of disclosing material information. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.

Our Form 20-F for the fiscal year ended December 31, 2019 was filed with the SEC on March 11, 2020 and can be accessed by visiting either the SEC’s website at www.sec.gov or the Investor Relations section of our website at https://www.hudsongroup.com/download-center. In addition, shareholders may receive a hard copy of our audited financial statements, or our complete 2019 Form 20-F including audited financial statements, free of charge, by requesting a copy from Investor Relations at investorrelations@hudsongroup.com. Due to the current closure of our corporate headquarters in East Rutherford, NJ, United States, as mandated by an executive order from the State of New Jersey, any requests for hard copies will be subject to a delay in mailing.

Non-IFRS and Other Measures

Like-for-like growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth excludes growth attributable to (i) net new business and expansions until such stores have been part of our business for at least 12 months and (ii) acquired stores until such stores have been part of our business for at least 12 months.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (Reform Act). Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward looking statements contained in this press release. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this press release, or that may impact our business and results more generally, include, but are not limited to, the risks described under “Item 3. Key Information—D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2019 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. You should read these risk factors before making an investment in our shares.

About Hudson
Hudson, a Dufry Company, is a travel experience company turning the world of travel into a world of opportunity by being the Traveler’s Best Friend in more than 1,000 stores in airport, commuter hub, landmark, and tourist locations. Our team members care for travelers as friends at our travel convenience, specialty retail, duty free and food and beverage destinations. At the intersection of travel and retail, we partner with landlords and vendors, and take innovative, commercial approaches to deliver exceptional value. To learn more about how we can make your location a travel destination, please visit us at www.hudsongroup.com.

For further information, please contact:

Investor/Media Contact
Cindi Buckwalter VP of Investor Relations & Corporate Communications
investorrelations@hudsongroup.com communications@hudsongroup.com